410-33



Branch 18
811-01540
AIM Fund Group

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 18, 2005





VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. and A I M Distributors, Inc., one copy of an **Defendants' Motion to Transfer Pursuant to 28 U.S.C. § 1404(a) and Incorporated Memorandum in Support** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 0 3 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-071805SEC.doc
071805 (1) vtt

A2

FILED
U.S. DISTRICT COURT
AUGUSTA DIV.

2005 JUL -8 PM 3:39

CLERK
SO. DIST. OF GA.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,

Plaintiff,

-against-

INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. CV304-031

DEFENDANTS' MOTION TO TRANSFER PURSUANT TO 28 U.S.C. § 1404(a) AND INCORPORATED MEMORANDUM IN SUPPORT

TUCKER, EVERITT, LONG,
BREWTON & LANIER
453 Greene Street
P.O. Box 2426
Augusta, Georgia 30903-2426
Tel.: (706) 722-0771
Fax: (706) 722-7028

-and-

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Preliminary Statement

Defendants INVESCO Funds Group, Inc. and A I M Distributors, Inc. renew their motion, pursuant to 28 U.S.C. § 1404(a), to transfer this action to the United States District Court for the Southern District of Texas, where two highly similar cases are pending and where the Defendants are headquartered.

The Defendants have now provided the Plaintiff with extensive discovery (as ordered by this Court) on the issues of venue and transfer, and the renewed Motion to Transfer is now ripe for determination.

The principal place of business of A I M Distributors, A I M Advisors (collectively, "AIM") and the three funds which Plaintiff alleges he has continuously owned (the "Funds") is in the Southern District of Texas. INVESCO Funds Group is essentially no longer a functioning entity; its activities are now performed by A I M Advisors in the Southern District of Texas. In addition, the majority of the pertinent witnesses and the vast bulk of the pertinent documents are located in the Southern District of Texas. By way of contrast, this action has no meaningful connection to the Southern District of Georgia.

Other courts have routinely transferred mutual fund cases to the districts where the mutual fund complexes were headquartered. Of these, the most significant is Nelson v. A I M Advisors, Inc., 2002 U.S. Dist. LEXIS 5101 at **3-5 (S.D.Ill. March 8, 2002). There, the Court transferred an action against the AIM Defendants to the Southern District of Texas since the Southern District of Texas was the district where the AIM Defendants were headquartered, where the witnesses and the relevant documents were located, where the relevant events occurred and where unwilling witnesses would be subject to the subpoena power of the Court. For other mutual fund cases so holding, see e.g. Sins v. Janus Capital Management LLC, 04-0262 (S.D.Ill. June 29, 2004); Krueger v. Neuberger

Berman Management, Inc., 04-4109 (W.D.Mo. January 6, 2005); Jones v. Harris Assoc. L.P., 04-04184 (W.D.Mo. December 21, 2004); Cullen v. Templeton Growth Fund, Inc., 03-0859 (S.D. Ill. March 29, 2004); Green v. Fund Asset Management L.P., 96-11276 (D.Mass. July 15, 1997); Krinsk v. Fund Asset Management, Inc., 85-1268 (S.D. Cal. Oct. 10, 1985). See Orders attached as composite Exhibit A.

Procedural History

On September 8, 2004, the Court (Bowen, J.) "provisionally" denied Defendants' Motion to Transfer, and permitted Plaintiff to "proceed with limited discovery on matters which are reasonably calculated to address the issues of venue and transfer."

On September 16, 2004, Plaintiff served his discovery requests to which Defendants objected on the ground that they extended beyond the issues of venue and transfer. Plaintiff filed a motion to compel, and on May 25, 2005, this Court (Moore, C.J.) entered an order granting Plaintiff's motion in part, and directing Defendants to provide the "location of witnesses and documents". Defendants have now provided Plaintiff with that information. The Court (Moore, C.J.) further directed Defendants to renew their motion for transfer by July 8, 2005.

Relevant Facts

The gravamen of the Complaint is that Defendants have charged 12b-1 fees to Funds "closed" to new investors, and that some investor classes are charged 12b-1 fees and others are not. These allegations reflect a failure by Plaintiff to understand Rule 12b-1 and how and why 12b-1 fees are charged — but that is a matter for another day. This is a transfer motion, not an examination of the merits of the Complaint.

Neither Defendant has an office or a place of business in the Southern District of Georgia. None of the fee negotiations at issue in this action occurred in the Southern District of Georgia. No

JUL-15-2005 17:48 POLLACK&KAMINSKY 2125756560 P.04

prospective witness resides or works in the Southern District of Georgia.[1] No documents or records are maintained in the Southern District of Georgia.

By contrast, AIM has its principal place of business in the Southern District of Texas and some operations in Denver, Colorado. The Funds also have their principal place of business in the Southern District of Texas. The majority of non-party witnesses and party witnesses reside and work in the Southern District of Texas (and specifically, in Houston, the location of the principal courthouse for the Southern District of Texas) or in and around Denver, Colorado. The Southern District of Texas is, thus, far more convenient than the Southern District of Georgia for party and non-party witnesses.

Finally, this action could have initially been brought in the Southern District of Texas.

<u>The Legal Standard: § 1404(a)</u>

28 U.S.C. § 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought." See <u>Dove</u> v. <u>Massachusetts Mutual Life Insurance Co.</u>, 509 F.Supp. 248, 250 (S.D.Ga. 1981) ("a section 1404(a) motion requires resolution of two basic questions: '(1) whether the action sought to be transferred might have been brought in the proposed transferee district; and (2) whether the transfer would be [f]or the convenience of parties and witnesses, in the interest of justice.'").

[1] A former trustee of the Funds resides in Savannah, Georgia; however, Defendants do not intend to call him as a witness.

ARGUMENT

This action should be transferred to the Southern District of Texas

The Court's decision in Dove, 509 F.Supp. at 250, 251, provides guidance on this motion. In Dove, the Court granted Defendant's motion to transfer to the Middle District of North Carolina, stating:

> ... the Court is mindful that some initial weight should be accorded plaintiff's choice of forum. Yet, as this Court noted in another context: "Courts have assigned this choice varying levels of importance. While one Georgia federal district court has stated that plaintiff's choice of forum is relatively unimportant, A.C. Samford, Inc. v. United States, 226 F.Supp. 72, 77 (M.D. Ga. 1963), the Fifth Circuit has recognized that plaintiff's statutory privilege of forum choice is but one of several factors in determining the most convenient forum and is not in itself controlling. Garner v. Wolfinbarger, 433 F.2d 117 (5th Cir. 1970)."
>
> * * *
>
> A primary consideration under the "interest of justice" standard is the relative ease of access to sources of proof. . . . In this regard, movant's uncontroverted affidavit shows that all medical records and other documents relevant to this action are located in this transferee forum; moreover, all material witnesses reside in said forum. Thus, from the standpoint of a fair, expeditious and relatively inexpensive trial, the Middle District of North Carolina would be the preferable forum.
>
> In considering the convenience of the parties, the Court notes that none of the parties presently reside in this district. Indeed, it appears that plaintiff Dove now resides in the State of Tennessee. On the other hand, counterclaim second defendants reside in the transferee forum. This standard would therefore mandate transfer.
>
> The final, and perhaps most important consideration, is the convenience of witnesses. By affidavit, movant demonstrates that all material witnesses whose testimony would be relevant to the dispute between the adverse claimants reside in the Middle District of North Carolina.

Here, these same considerations obtain, and the result should be the same: transfer to the district where the witnesses and documents are located, the Southern District of Texas. See also: Aeroquip Corp. v. Deutsch Co., 887 F.Supp. 293, 295 (S.D. Ga. 1995); Southeastern Equip. Co., Inc. v. Union Camp Corp., 498 F.Supp. 164, 165, 166 (S.D.Ga. 1980).

1. **other pending cases in the Southern District of Texas: interest of justice** — Two highly similar cases against these Defendants challenging 12b-1 fees are pending in the Southern District of Texas before Judge Ewing Werlein: Zucker v. A I M Advisors, Inc., et al., No. 03-5653 and Lieber v. A I M Advisors, Inc., et al., 03-5744. Zucker and Lieber have been consolidated for pre-trial purposes and are in their early stages: document discovery has just begun and no depositions have yet been conducted or scheduled. This case would fit right in with those cases.

Transfer would prevent multiplicity of actions, waste of judicial resources and risk of inconsistent rulings; and thus, would provide benefits from a public interest perspective, none of which can be realized by maintaining proceedings in separate courts. See Roy v. Alliance Capital Management, L.P., 2002 U.S. Dist. LEXIS 26660 at *12 (M.D.Fla. March 13, 2002).

2. **Plaintiff's choice of forum** — Courts of this Circuit, relying on Supreme Court precedent, have uniformly held that on a transfer motion the weight accorded to a plaintiff's "choice of forum is considerably reduced by virtue of the fact the he brought his challenge as a class action." Since Plaintiff purports to bring a class action, the Plaintiff's choice of forum is entitled to little or no weight.[2] Barnett v. Alabama, 171 F.Supp.2d 1292, 1295 (S.D.Ala. 2001), quoting Koster, 330 U.S. at 524; see also Nelson, 2002 WL 442189 at *5. Plaintiff will play no role in an adjudication of the

[2] Defendants contend that Plaintiff's action, although styled by him as a "class action", is actually a derivative action on behalf of the Funds and class in which he allegedly owned shares. However, a plaintiff's choice of forum is also entitled to less weight in derivative actions, just as in class actions. See Koster v. (American) Lumbermen Mut. Cas. Co., 330 U.S. 518, 524 (1947) (claim of named plaintiff in derivative action that "a forum is appropriate merely because it is his home forum is considerably weakened"); Roy, 2002 U.S. Dist. LEXIS 26660 at **8-11.

claims – he is challenging fee negotiations of which he, admittedly, has no first-hand knowledge.

Moreover, a plaintiff's choice of forum should be afforded less deference when "there is no special relation between this community [the Southern District of Georgia] and the alleged occurrences". Roy, 2002 U.S. Dist. LEXIS 26660 at **10-11; Moghaddam v. Dunkin Donuts, Inc., 2002 U.S. Dist. LEXIS 14952 at *7 (S.D. Fla. August 13, 2002).

3. **ease of access to sources of proof** — AIM is headquartered in the Southern District of Texas. AIM and INVESCO Funds Group have no office in the Southern District of Georgia. None of the events or transactions material to the claims against Defendants occurred in the Southern District of Georgia. See Riordan v. W.J. Bremer, Inc., 466 F.Supp. 411, 418 (S.D. Ga. 1979) (court, on its own initiative, transfers action to district where "the controversy" arose). In addition, Defendants do not maintain any of their documents or records in the Southern District of Georgia. The vast bulk of their documents and records is now in the Southern District of Texas. See Aeroquip, 887 F.Supp. at p.295; Response Reward Systems, L.C. v. Meijer, 189 F. Supp. 2d 1332, 1340 (M.D. Fla. 2002); Jewelmasters, Inc. v. May Dept. Stores Co., 840 F.Supp. 893, 895, 896 (S.D. Fla. 1993).

4. **convenience of parties and witnesses** — A trial in the Southern District of Texas would be more convenient both for Defendants and most of the non-party witnesses. Most of the pertinent witnesses — the officers and employees of Defendants with direct knowledge about the negotiations and the fees involved in this action — reside and/or work in the Southern District of Texas. See Exhibit A to the Affidavit of Kevin M. Carome which was filed with the Court on July 16, 2004; a copy is attached herewith as Exhibit B for the convenience of the Court. No travel will be required of these witnesses to attend the trial. This would not be the case if the trial were held in the Southern District of Georgia. Dove, 509 F.Supp. at 251 ("the final, and perhaps most important consideration,

JUL-13-2005 17:48 POLLACK&KAMINSKY 2125756560 P.08

is the convenience of witnesses"); Response Reward Systems, L.C., 189 F.Supp.2d at 1340.

At a trial in the Southern District of Texas, most of the witnesses could continue their work without significant disruption. The opposite would be true for a trial in the Southern District of Georgia. Defendants have no office here. The attendance of AIM personnel at a trial in the Southern District of Georgia would require them to be absent from their work in Houston for a period of time. Obviously, any disruption in the work of the persons managing the Funds because of travel would be a detriment to those mutual funds and their shareholders. See, e.g. Response Reward Systems, 189 F. Supp. 2d at 1340; Trans-United Indus., Inc. v. Renard Lin. & Rug Co., 212 F. Supp. 373 (W.D. Pa. 1962).

Finally, as already noted, the convenience of the Plaintiff is not a significant factor. He will not be providing meaningful testimony at the trial since he, admittedly, has no first-hand knowledge of the distribution fee negotiations at issue.

5. **ability to obtain witnesses** — At least one former employee whom Defendants intend to call as a witness resides in the Southern District of Texas.[3] Transfer to the Southern District of Texas would help ensure that trial subpoenas will be effective and that those witnesses will appear at trial. Southeastern Equipment Co., 498 F.Supp. at 166; Windmere Corp. v. Remington Products, Inc., 617 F.Supp. 8, 11 (S.D. Fla. 1985). By way of contrast, a subpoena issued for a trial in the Southern District of Georgia would be ineffective to procure the presence of those witnesses.

---

[3] Furthermore, the Funds are governed by a Board of Trustees. The majority of the Board of Trustees must be "disinterested", as defined in the Investment Company Act of 1940. Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 330-31 (4th Cir. 2001). Those trustees are not affiliated with the Adviser, and thus are non-party witnesses in this action. Since this action challenges the determinations of those disinterested trustees, in connection with the consideration and approval of the distribution agreements, a number of them will be necessary witnesses in this action.

JUL-15-2005 17:48 POLLACK&KAMINSKY 2125755560 P.09

6. <u>other matters</u> –

a. **<u>the Court's familiarity with the applicable law</u>** – Georgia law is not involved in this action. The Southern District of Texas is equally qualified to apply the governing law.

b. **<u>financial ability to bear cost of transfer</u>** — Little has occurred in this action since it was commenced. It is not likely that Plaintiff has made material expenditures of time or money, and transfer will not impose on him any significant additional cost or cause any loss of expenditures already made. Indeed, if a deposition of the Plaintiff is required, which is uncertain at this point, Defendants agree to depose him in Georgia. By contrast, a transfer will be materially helpful to Defendants since they will not have to pay costs of the air and ground transportation, hotels and meals for numerous witnesses.

In sum, the pertinent factors all support transfer of this action to the Southern District of Texas.

Conclusion

For the foregoing reasons, Defendants respectfully request that this Court transfer this action to the United States District Court for the Southern District of Texas.

Dated: July 8, 2005

Respectfully submitted,

TUCKER, EVERITT, LONG,
BREWTON & LANIER

By:________________________
Thomas W. Tucker
State Bar No. 717975
453 Greene Street
P.O. Box 2426
Augusta, Georgia 30903-2426
Tel.: (706) 722-0771
Fax: (706) 722-7028

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
INVESCO Funds Group, Inc.,
and A I M Distributors, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

WALTER SINS and
DALE and MARY VAN BLAIR,

Plaintiffs,

v.

JANUS CAPITAL MANAGEMENT LLC,

Defendant. **No. 04-CV-0262-DRH**

ORDER

HERNDON, District Judge:

On April 16, 2004, Plaintiffs filed a two-count complaint against Janus Capital Management LLC ("Janus") for violations of Section 36(b) of the Investment Company Act of 1940, **15 U.S.C. § § 80a-35(b), 80a-12(b)** (Doc. 1). Plaintiffs own shares in one or more of five funds advised by Janus. Specifically, Plaintiffs allege that Janus charged fees that are disproportionate to the services it performed for the funds and that the fees were not within the range of what would have been negotiated at arm's-length. Plaintiffs also allege that Janus wrongfully retained benefits resulting from the economies of scale created by the funds. On June 9, 2004, Janus filed a motion to transfer venue (Doc. 9). Janus moves the Court to transfer the case to the United States District Court for the District of Colorado pursuant to **28 U.S.C.**

EXHIBIT
A

§ **1404(a)**. As of this date, Plaintiffs have not responded to the motion.[1] The Court considers the failure to respond as an admission of the merits of the motion. Thus, the Court **GRANTS** Janus' motion to transfer venue (Doc. 9). The Court **TRANSFERS** this case to the United States District Court for the District of Colorado.

IT IS SO ORDERED.

Signed this 29th day of June, 2004.

/s/ David RHerndon
DAVID R. HERNDON
United States District Judge

---

[1] LOCAL RULE 7.1(g) provides in part: "A party opposing such a motion shall have **ten (10) days** after service of the motion to file a written response. Failure to file a timely response to a motion may, in the Court's discretion, be considered an admission of the merits of the motion."

IN THE UNITED STATES DISTRICT COURT FOR THE
WESTERN DISTRICT OF MISSOURI
CENTRAL DIVISION

KEITH KRUEGER et al.,	)	
	)	
Plaintiffs,	)	
	)	No. 04-4109-CV-C-SOW
vs.	)	
	)	
NEUBERGER BERMAN MANAGEMENT	)	
INC., et al.,	)	
	)	
Defendants.	)	

ORDER

Before the Court is defendants Neuberger Management Inc. and Neuberger Berman, LLC's ("defendants") Motion to Transfer Venue to the Southern District of New York Pursuant to 28 U.S.C. § 1404(a) (Doc. # 15). The motion is fully briefed. For the reasons set forth below, defendants' motion is granted.

This is a derivative action brought by Keith Krueger and Randy Brever ("plaintiffs") pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940, 15 U.S.C. §§ 80a-35(b), 80a-12(b), on behalf of the Neuberger Berman Guardian Fund and the Neuberger Berman Genesis Fund. Plaintiffs seek to recover allegedly unlawful and/or excessive advisory and distribution fees paid to defendants by the Guardian and Genesis funds.

Defendants move for a transfer of this case to the Southern District of New York pursuant to 28

JUL-15-2005 17:49 POLLACK&KAMINSKY 2125752560 P.14

U.S.C. § 1404(a).[1] This Court has already granted motions to transfer in two similar actions: Williams v. Waddell & Reed Investment Mgmt. Co., No. 04-4050-CV-C-SOW (slip op. Oct. 7, 2004) (transferred to the District of Kansas) and Fleisher v. Janus Capital Mgmt., No. 04-4062-CV-C-SOW (slip op. Oct. 7, 2004) (transferred to the District of Colorado). The reasons supporting transfer in the Williams and Fleisher cases apply with equal force to this case.

Federal courts have routinely transferred excessive fee actions brought under the Investment Company Act of 1940 to the district where the investment adviser has its principal place of business because that is where the relevant events occurred and that is where the relevant witnesses are located. *See e.g.*, Nelson v. AIM Advisers, Inc., No. 01-CV-0282-MJR, 2002 WL 442189 (S.D. Ill. March 8, 2002); Green v. Fund Asset Mgmt., L.P., No. 96-11276-NG (D. Mass. June 10, 1997); Green v. Nuveen Advisory Corp., No. 96-11277-NG (D. Mass. June 10, 1997).

Here, the defendants' principal offices and the funds' principal place of business are located in or in close proximity to the Southern District of New York. Moreover, the defendants' officers and employees and the funds' officers and trustees live and work in or in close proximity to the Southern District of New York. The essential records and documents relevant to plaintiffs' claims are in or in close proximity to the Southern District of New York, and the conduct complained of occurred in or in close proximity to the Southern District of New York. Finally, only one of the two named plaintiffs resides in the Western District of Missouri, and there is no allegation that either plaintiff possesses any direct knowledge about the material events in this case. For these reasons, this Court finds that this case should be transferred to the

[1] 28 U.S.C. § 1404(a) reads: "For the convenience of the parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it may have been brought."

Southern District of New York. Accordingly, it is hereby

ORDERED that defendants Neuberger Management Inc. and Neuberger Berman, LLC's Motion to Transfer Venue to the Southern District of New York Pursuant to 28 U.S.C. § 1404(a) (Doc. # 15) is granted and the above-captioned case is transferred to the United States District Court for the Southern District of New York.

/s/Scott O. Wright
SCOTT O. WRIGHT
Senior United States District Judge

Dated: 1-6-05

IN THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF MISSOURI CENTRAL DIVISION

JERRY N. JONES, et al.,	)	
	)	
Plaintiffs,	)	
	)	
v.	)	Case No. 04-04184-CV-C-NKL
	)	
HARRIS ASSOCIATES L.P.,	)	
	)	
Defendant.	)	

ORDER

Defendant Harris Associates L.P. ("Harris") has filed a Motion to Transfer Venue [Doc. 21], as well as a Motion to Dismiss [Doc. 30]. For the reasons stated below, the Motion to Transfer will be granted, and the Court will not rule on the Motion to Dismiss.

The Plaintiffs are shareholders in certain mutual funds managed by Harris. In addition to managing the funds, Harris provides administrative and investment advisory services to the Plaintiffs, in exchange for a fee based on a percentage of the net assets of all the funds in its "Fund Complex," of which Plaintiffs' funds are a part. The Plaintiffs allege that Harris has breached its fiduciary duties toward the Plaintiffs by charging excessive fees for its services, and by retaining excessive profits derived from economies of scale. Specifically, the Plaintiffs allege that Harris has increased its fees as a percentage of Fund Complex assets over the past decade, when it should have decreased its fees to reflect the economies of scale achieved by extraordinary net asset growth during that period. The Plaintiffs have filed a derivative action pursuant to section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b).

Harris, a Delaware limited partnership, requests the Court to transfer this action to the Northern District of Illinois, where it has its principal place of business. The Court is authorized to "transfer any civil action to any other district or division where it might have been brought" "[f]or the convenience of parties and witnesses." 28 U.S.C. § 1404(a). Although the Plaintiffs, two of whom are Missouri residents who reside in the Central Division,[1] do not dispute that the action could have been brought in the Northern District of Illinois, the Plaintiffs argue that transfer of the action would be inappropriate under section 1404(a).

"The statutory language reveals three general categories of factors that courts must consider when deciding a motion to transfer: (1) the convenience of the parties, (2) the convenience of the witnesses, and (3) the interests of justice." *Terra Int'l, Inc. v. Mississippi Chem. Corp.*, 119 F.3d 688, 691 (8th Cir. 1997). In addition, courts must consider other factors relevant to the circumstances specific to the case at hand. *Id.*

After considering the circumstances particular to this case, the Court finds that allowing the action to proceed in the Western District of Missouri would significantly inconvenience the parties and witnesses, and would not promote the interests of justice. It is undisputed that nearly all of the documents relevant to the issues in this case are located in the Northern District of Illinois. It is also undisputed that nearly all of the potential

[1]The other plaintiff is a Florida resident.

JUL-15-2005 17:49 POLLACK&KAMINSKY 2125755560 P.18

witnesses are located there, including the trustees of the mutual funds who approved the challenged fee arrangements and the Harris officers and employees who provided managerial and administrative services for the funds. Harris has identified eleven such witnesses who have knowledge of the issues of this case, none of whom are located in Missouri. Whether they be treated as parties or witnesses, as a practical matter, these individuals who have relevant information are all located in Chicago and, therefore, it would be more convenient for the case to be heard in the Northern District of Illinois.

The Court recognizes that Plaintiffs Jerry and Mary Jones, who are residents of Missouri, would suffer some inconvenience if required to prosecute this action in Illinois. However, the Plaintiffs have not challenged Harris's assertion that their personal involvement in this case will be minimal. Unlike Harris's employees, who have direct knowledge of the central issues in this case, the Plaintiffs' knowledge of the relevant issues is limited to their purchase of mutual funds and the damages they allegedly suffered as a result of that purchase. Therefore, the Plaintiffs will probably not be required to undergo lengthy depositions, and their required participation at trial will likely be minimal.[2]

This situation is common in derivative suits, where plaintiffs' only relationship to the lawsuit is the mere fact that they purchased the securities at issue. For that reason, "when an individual brings a derivative suit or represents a class, the named plaintiff's choice of forum is given less weight." *Lou v. Belzberg*, 834 F.2d 730, 739 (9th Cir. 1987)

---

[2]In addition, Harris has offered to take Plaintiffs' depositions in Missouri. (Harris Suggestions in Support [Doc. 22], p. 9.)

JUL-15-2005 17:50 POLLACK&KAMINSKY 2125755560 P.19

(finding that transfer was proper in a derivative suit, in part because the majority of the witnesses lived and worked in the transferee state).

Having reviewed other cases involving section 36(b) of the Investment Company Act of 1940, as well as shareholder derivative disputes, the Court concludes that *Belzberg* accurately reflects the weight of authority on this issue. *Lewis v. C.R.I., Inc.*, 2003 WL 1900859 (S.D.N.Y. 2003); *Nelson v. Aim Advisors, Inc.*, 2002 WL 442189, 4 (S.D. Ill. 2002); *Roy v. Alliance Capital Management, L.P.*, 2002 WL 32657085, *3 (M.D.Fla. 2002); *Abramson v. INA Capital Management Corp.*, 459 F. Supp. 917, 923 (E.D.N.Y. 1978); *In re Nematron Corp. Securities Litigation*, 30 F. Supp. 2d 397 (S.D.N.Y. 1998); *Guenther v. Cooper Life Sciences, Inc.*, 1988 WL 131340 (D. Minn. 1988); *Eichenholtz v. Brennan*, 677 F. Supp. 198 (S.D.N.Y. 1988); *Stanley v. Carret*, 1971 WL 244 (S.D.N.Y. Feb. 16, 1971) (transferring a derivative suit alleging violation of the ICA, including excessive advisory fees, from the Southern District of New York to the District of Massachusetts); *cf. Miller v. Mitchell Hutchins Asset*, No. 01-CV-0192-DRH (S.D. Ill. Nov. 9, 2001) (order denying motion to transfer); *see also Ackert v. Ausman*, 198 F. Supp. 538 (S.D.N.Y. 1961) (transferring a derivative and representative claim brought under the ICA for violation of fiduciary duty from the Southern District of New York to the District of Minnesota).

The Court concludes that the relevant factors significantly weigh in favor of transfer to the Northern District of Illinois.

Accordingly, it is hereby

JUL-15-2005 17:50 POLLACK&KAMINSKY 2125759560 P.20

ORDERED that Defendant's Motion to Transfer Venue [Doc. 21] is GRANTED. This case is transferred to the Northern District of Illinois for further proceedings.

s/ Nanette K. Laughrey
NANETTE K. LAUGHREY
United States District Judge

Dated: December 21, 2004
Jefferson City, Missouri

JUL-15-2005 17:50 POLLACK&KAMINSKY 2125756560 P.21

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

ANITA CULLEN, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	**Case No. 03-cv-0859-MJR**
TEMPLETON GROWTH FUND, INC., and TEMPLETON GLOBAL ADVISORS, LTD.,	)	
Defendants.	)	

MEMORANDUM and ORDER

REAGAN, District Judge:

In December 2003, Anita Cullen filed a putative class action suit in this Court against two Defendants: (1) Templeton Growth Fund, Inc. ("Templeton Growth"), and (2) Templeton Global Advisors, Limited ("Global Advisors"). According to the complaint, Templeton Growth is an open-end mutual fund, for which Global Advisors serves as the investment manager.

Cullen alleges that Templeton Growth and Global Advisors violated the Investment Company Act of 1940, as amended, **15 U.S.C. § 80a-1, *et seq.***, by failing to properly evaluate (*i.e.*, using out-dated information to calculate) the value of securities held by the Templeton Growth when computing the daily net asset value or "NAV" of Templeton Growth's shares. Cullen further alleges that, due to Defendants' use of stale pricing information to value Templeton Growth shares, market timing traders obtain excess profits at the expense of non-trading long term buy-and-sell investors like Cullen.[1] Cullen seeks to represent a class of all persons in the United States who have held shares of Templeton Growth for more than 14 days.

---

[1] In addition to two counts based on the federal securities statute, Cullen's complaint contains claims for common law negligence and gross negligence.

On threshold review of the file, the Court determined that subject matter jurisdiction lay under the federal question statute, 28 U.S.C. § 1331. When Defendants filed their answer to Cullen's complaint, the Court (having examined the complaint and answer) raised several venue concerns and solicited briefs from the parties.

In the Order directing counsel to brief venue (Doc. 19), the Court delineated the applicable venue provisions and will not repeat that description here at length. Rather, the Court simply reiterates the requirements for venue transfer under 28 U.S.C. § 1404(a). Such transfer may be made only if three criteria are satisfied: (1) venue is proper in the transferor district, (2) venue and jurisdiction are proper in the transferee district, and (3) transfer will serve the convenience of the parties and witnesses and promote the interest of justice. *Coffey v. Van Dorn Iron Works*, 796 F.2d 217, 219 (7th Cir. 1986). Bearing these requirements in mind, and having carefully reviewed the parties' submissions, the Court concludes as follows.

First, the Court **FINDS** that venue is proper here in the Southern District of Illinois, pursuant to a provision of the Investment Company Act – 15 U.S.C. § 80a-43. Section 80a-43 provides that any suit to enforce a liability created by (or to enjoin a violation of) the Investment Company Act or regulations issued thereunder "may be brought ... in the district wherein the defendant is an inhabitant or transacts business." The record reveals that Defendants transact business in this District and have sufficient contacts with the Southern District of Illinois to satisfy traditional due process requirements.

Second, the Court **FINDS** that venue and jurisdiction are proper in another federal court – the United States District Court for the Southern District of Florida (Fort Lauderdale Division). This case could have been brought in that District and Division, since Defendant

Templeton Growth maintains its principal place of business in Fort Lauderdale, Florida.

Third, for the reasons outlined below, the Court **FINDS** that transfer to the Southern District of Florida will serve the convenience of the parties and witnesses and promote the interest of justice. *See Coffey*, 796 F.2d at 219.

28 U.S.C. § 1404(a) provides (emph. added): *"For the convenience of parties and witnesses,* in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought." Factors to be considered by the Court in assessing the convenience aspect of § 1404(a) transfer include the plaintiff's choice of forum, the location of the parties and witnesses, the ease of access to sources of proof, and the situs of material events. ***Schwarz v. National Van Lines, Inc.*, – F. Supp. – , 2004 WL 432483, at *4 (N.D. Ill. Feb. 24, 2004). *See also ISI International, Inc. v. Borden Ladner Gervais LLP*, 256 F.3d 548, 553 (7th Cir. 2001); *Tice v. American Airlines*, 162 F.3d 966 (7th Cir. 1998), *cert. denied*, 527 U.S. 1036 (1999); *General Portland Cement Co. v. Perry*, 204 F.2d 316, 318-19 (7th Cir. 1953).**

In the case at bar, Plaintiff Cullen lives in the Southern District of Illinois. She chose to file suit here, and the law of this Circuit does recognize a general rule favoring a plaintiff's choice of forum. ***See, e.g., In Re National Presto Industries, Inc.*, 347 F.3d 662, 664 (7th Cir. 2003)(noting that "unless the balance is strongly in favor of the defendant, the plaintiff's choice of forum should rarely be disturbed").**

However, other cases stress that the general rule favoring a plaintiff's choice of forum does not hold true in class actions, where a plaintiff sues as a representative of other individuals. ***See Countryman on Behalf of Upstate New York Pension and Retirement Fund v. Stein, Roe & Farnham*, 681 F. Supp. 479, 483-84 (N.D. Ill. 1987); *Genden v. Merrill, Lynch, Pierce, Fenner***

& Smith, Inc., 621 F. Supp. 780, 782 (N.D. Ill. 1985); ***Burstein v. Applied Extrusion Technologies, Inc.***, 829 F. Supp. 106, 111 (D. Del. 1992).

Indeed, the United States Supreme Court has recognized that "where there are hundreds of potential plaintiffs, ... the claim of any one plaintiff that a forum is appropriate merely because it is his home forum is considerably weakened." ***Koster v. Lumbermens Mutual Casualty Co.***, 330 U.S. 518, 524 (1947). *See also Georgouses v. NaTec Resources, Inc.*, 963 F. Supp. 728, 730 (N.D. Ill. 1997)("because plaintiff alleges a class action, plaintiff's home forum is irrelevant.").

In the case at bar, Plaintiff Cullen sues on behalf of a *nationwide* class of persons who hold or held shares in a certain mutual fund. So, Cullen's Illinois residence and her choice of an Illinois forum do not carry substantial weight. The Court next turns to the location of the Defendants, witnesses, and available sources of proof.

Neither Defendant has an office or place of business in the Southern District of Illinois. Defendant Templeton Growth (a Maryland corporation) maintains its principal place of business in Fort Lauderdale, Florida. Defendant Global Advisors is a Bahamas corporation with its principal place of business in Nassau, Bahamas. No Templeton records are kept in the Southern District of Illinois. Not one of the nearly 6500 employees of Templeton and its affiliates resides in the Southern District of Illinois. The materials before this Court suggest that both Defendants' witnesses (party and non-party) live and/or work in Florida, in the Fort Lauderdale area or in nearby Nassau.[2]

---

[2] Although defendants in federal securities cases, including cases brought under the Investment Company Act, can be subpoenaed wherever they are located, witnesses are subject to the usual 100-mile limitation. *See In Re National Presto*, 347 F.3d at 664, *citing* 15 U.S.C. §§ 77v, 78aa, 80a-49, and *Fey v. Walston & Co., Inc.*, 493 F.2d 1036, 1053 n.21 (7th Cir. 1974).

Moreover, the conduct challenged in Cullen's complaint did not occur in the Southern District of Illinois. Where the facts giving rise to the action have no significant connection to the plaintiff's chosen forum (as here), the plaintiff's choice is accorded less deference. ***See, e.g., Schwarz*, 2004 WL 432483, *4; *Central States Southeast and Southwest Areas Pension Fund v. Brown*, 587 F. Supp. 1067, 1070 (N.D. Ill. 1984).**

Finally, the Court assesses whether transfer will promote "the interest of justice." This component of the §1404(a) inquiry relates to the "efficient functioning of the courts," not the merits of the underlying dispute. ***Coffey*, 796 F.2d at 221.** Factors traditionally considered in the interest of justice analysis include the transferee court's familiarity with applicable law and the congestion of both courts' dockets. ***Id. Accord Georgouses*, 963 F.3d at 730.** For instance, the interest of justice may be served by transfer to a district where the parties will receive a more speedy trial or where jurors have a financial interest in the case. ***Coffey*, 796 F.2d at 221.**

Official statistics for the United States District Courts (using the most recent totals, for the 12-month period ending September 30, 2003), indicate that this case likely will be more quickly resolved if transferred to the Southern District of Florida than if kept in the Southern District of Illinois. For civil cases, the Southern District of Florida has a median time *from filing to disposition* of 6.3 months. By contrast, in the Southern District of Illinois, 9.0 months elapses from filing to disposition. And, although this case may never actually be tried, the *filing to trial* statistics are 18.3 months for the Southern District of Florida, as opposed to 23.0 months in this Court. ***See* <u>www.uscourts.gov</u> (Judicial Caseload Profile Report – 2003).**

Statistical data is subject to interpretation and sometimes fails to present a complete picture of the case load and conditions within a given federal court. For this reason, the undersigned

JUL-15-2005 17:50 POLLACK&KAMINSKY 2125756660 P.26

Judge does not resolve any question of venue transfer based on statistics alone. However, the facts of the case now before the Court render it probable that no delay would result from transfer of this case to the Southern District of Florida.

Certainly, the Florida federal court is familiar with applicable federal securities law. And, if the case proceeds to trial (the parties have demanded a jury trial), the Florida jurors may have a stronger interest in the case than do Illinois jurors, given the fact that Defendant Templeton Growth maintains its principal place of business within the Southern District of Florida.

Having concluded that venue is proper in the transferor district (the Southern District of Illinois), that venue and jurisdiction are proper in the transferee district (the Southern District of Florida), and that transfer will serve the convenience of parties and witnesses as well as promote the interest of justice, the Court **GRANTS** Defendants' March 8, 2004 motion (Doc. 23) and, pursuant to 28 **U.S.C.** § **1404(a)**, **TRANSFERS** this case to the United States District Court for the Southern District of Florida (Fort Lauderdale Division).

IT IS SO ORDERED.

DATED this 29th day of March, 2004.

s/ Michael J. Reagan
MICHAEL J. REAGAN
United States District Judge

JUL-15-2005 17:51 POLLACK&KAMINSKY 2125756560 P.27

United States District Court
District of Massachusetts

JACK GREEN, Individually
and as Trustee,
LAWRENCE P. BELDEN, Trustee, and
STANLEY SIMON, Trustee,
Plaintiffs,

v.

CIVIL ACTION NO. 96-11276-NG

FUND ASSET MANAGEMENT, L.P.,
MERRILL LYNCH ASSET MANAGEMENT,
L.P.,
MERRILL LYNCH & CO., INC.,
MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED,
PRINCETON SERVICES, INC.,
ARTHUR ZEIKEL,
TERRY K. GLENN,
MUNIENHANCED FUND, INC.,
MUNIVEST FUND II, INC.,
MUNIYIELD FUND, INC.,
MUNIYIELD INSURED FUND, INC.,
MUNIYIELD INSURED FUND II, INC.,
MUNIYIELD QUALITY FUND, INC.,
MUNIYIELD QUALITY FUND II, INC.,
Defendants.

MEMORANDUM AND ORDER ON *DEFENDANTS' MOTION TO TRANSFER VENUE (#6)*

COLLINGS, U.S.M.J.

I. Introduction

In June of 1996 this securities action was instituted by the plaintiffs. In their complaint, Jack Green ("Green"), individually and as trustee, Lawrence P. Belden ("Belden"), trustee, and Stanley Simon, trustee, allege that the fourteen named defendants have violated various sections of the Investment Company Act of 1940.

According to the allegations of the complaint, Green is a Brookline, Massachusetts resident bringing this action as an investor and as a trustee of certain trusts. Belden, too, is a resident of the Commonwealth, bringing this action as a co-trustee of a trust. The third plaintiff, Simon, resides in Delray Beach, Florida; he brings this action as co-trustee of the Stanley Simon Trust.

The defendants MuniEnhanced Fund, Inc. ("MuniEnhanced"), Munivest Fund II, Inc. ("Munivest"), Muniyield Fund, Inc. ("Muniyield"), Muniyield Insured Fund, Inc. ("Muniyield Insured"), Muniyield Insured Fund II, Inc. ("Muniyield Insured II"), Muniyield Quality Fund, Inc. ("Muniyield Quality"), and Muniyield Quality Fund II, Inc. ("Muniyield Quality II")(collectively "Defendant Funds") are all publicly traded, closed-end investment companies with principal offices in Plainsboro, New Jersey. All of the Defendant Funds have sold shares to investors, including one or more of the plaintiffs. When the public offerings of the common shares were undertaken, the investment advisor to the Defendant Funds was Fund Asset Management, Inc. ("FAMI").

FAMI, a Delaware corporation with a principal place of business in Plainsboro, New Jersey, is a wholly owned subsidiary of defendant Merrill Lynch Investment Management, Inc. ("MLAMI"), a corporation that also has its principal place of business in Plainsboro. In turn, MLAMI itself is an indirect, wholly owned subsidiary of defendant Merrill Lynch & Co., Inc. ("Merrill Lynch & Co."), a corporation with a principal place at Plainsboro, New

Jersey.

In January of 1994, Merrill Lynch & Co. reorganized FAMI into a limited partnership called Fund Asset Management, L.P. ("FAM"); defendant FAM replaced FAMI as the investment advisor to the Defendant Funds. Defendant Princeton Services, Inc. ("Princeton"), an indirect wholly owned subsidiary of Merrill Lynch & Co. with a principal place of business in Plainsboro, New Jersey, is the general partner of FAM whereas the limited partners as of April, 1994 were Merrill Lynch & Co. and MLAMI.

In October of 1994, Merrill Lynch & Co. reorganized FAM, removing MLAMI as a limited partner and replacing that corporation with FAMI. Approximately six months later, FAM was again reorganized: FAMI was removed and Merrill Lynch & Co. became the sole limited partner of FAM. Defendant Merrill Lynch Asset Management, L.P. ("MLAM"), an affiliate of FAM and another indirect wholly owned subsidiary of Merrill Lynch & Co., is a limited partnership with a principal place of business in Plainsboro, New Jersey. Lastly, defendant Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") is a corporation with a principal place of business in Plainsboro, New Jersey.

Turning to the individually named defendants, Arthur Zeikel whose principal place of business is in Plainsboro, New Jersey, holds the following positions: President and a Director of each of the Defendant Funds; President, a Director and Chief Investment Officer of FAM; President, a Director and Chief Investment Officer of MLAM; Executive Vice President of Merrill Lynch & Co.; and

Executive Vice President of Merrill Lynch. Defendant Terry K. Glenn who also has his principal place of business in Plainsboro, New Jersey is Executive Vice President of each of the Defendant Funds as well as Executive Vice President and a Director of both FAM and MLAM.

In response to the complaint, the defendants have filed the motion to transfer venue that is presently before the Court for determination.[1] The plaintiffs oppose the motion. The parties have filed various memoranda of law is support of their respective positions, and, after oral argument, the motion to transfer venue is ripe for decision.

II. The Law

Title 28 U.S.C. § 1404 incorporates provisions relating to change of venue. In part, the statute provides that:

> (a) For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought.

Title 28 U.S.C. § 1404(a).

The transfer of a case pursuant to § 1404(a) is warranted "to prevent the waste of 'time, energy and money' and 'to protect litigants, witnesses and the public against unnecessary inconvenience and expense.'" *Van Dusen v. Barrack*, 376 U.S. 612, 616 (1964) quoting *Continental Grain Co. v. Barge F.B.L. - 585*, 364 U.S. 19, 26-7 (1960). Because it is undisputed that the instant

[1] The motion to transfer venue has been referred to the undersigned magistrate judge for a ruling.

case could have been brought in Illinois, and, at least in the movants' view, it is one that falls squarely within the four corners of this statutory provision, the defendants argue that the Court in its discretion should transfer the litigation.

There is no question but "that there is a presumption in favor of the plaintiff's choice of forum and that the defendant has the burden of showing that a transfer is warranted." *Brant Point Corporation v. Poetzsch*, 671 F. Supp. 2, 5 (D. Mass., 1987) (citation omitted); *Vartanian v. Monsanto Company*, 880 F. Supp. 63, 73 (D. Mass., 1995) ("The moving party bears the heavy burden of establishing that the transfer to another district is proper and must overcome the considerable weight the court gives to a plaintiff's choice of forum."). That is not to say, however, that the plaintiffs' selection alone is determinative; all the relevant factors must be weighed. *Brant Point*, 671 F. Supp. at 5. Moreover, when certain situations exist, less deference is accorded the plaintiff's choice. Such circumstances would include when the actions and transactions at the heart of the litigation all occurred outside of the forum or when the plaintiffs are suing as class representatives. *See Job Haines Home For The Aged v. Young*, 936 F. Supp. 223, 228 (D.N.J., 1996). Indeed, "the weight of authority holds that in class actions and derivative law suits the class representative's choice of forum is entitled to lessened deference." *Id.*

Neither is the fact that special venue provisions are incorporated into securities laws dispositive in the plaintiffs' favor. When examining the counterpart doctrine of forum non conveniens applied in the international realm, the First Circuit was faced with an argument that

> no matter what the circumstances, no matter what the unfairness, a federal court (with jurisdiction and proper venue) lacks the power to invoke forum non conveniens if Congress has passed an applicable "special" venue statute, a statute that broadens the plaintiff's choice of forum beyond the choices that federal law's "general" venue statute otherwise would provide.

Howe v. Goldcorp Investments, Ltd., 946 F.2d 944, 948 (1 Cir., 1991).

Finding the argument unpersuasive, the Court wrote

> members of Congress enacting a special venue statute normally will not have thought about its potential effect upon transfers of cases to more convenient forums. The language of such a statute does not forbid transfers. Its language simply adds to the number of courts empowered to hear a plaintiff's claim.
>
> * * *
>
> Moreover, § 1404(a) at the least reflects a congressional policy strongly favoring transfers. This removes whatever temptation one otherwise might have to engage in the legal fiction that a different Congress, which never considered transfers at all and wrote a venue statute that never mentioned them, somehow intended to take from the courts their long-established power to transfer a case when considerations of fairness and convenience so required.

Howe, 946 F.2d at 949.

The cases upon which the plaintiffs rely, *Abeloff v. Barth*, 119 F.R.D. 315 (D. Mass., 1988) and *S-G Securities, Inc. v. Fuqua Investment Company*, 446 F. Supp. 1114 (D. Mass., 1978), stand for the proposition that a plaintiff's choice of forum "is particularly

JUL-15-2005 17:52 POLLACK&KAMINSKY 2125756560 P.33

strong in an action brought under the Securities Exchange Act" on account of the special venue provision. *Abeloff*, 119 F.R.D. at 330-31 quoting *S-G Securities*, 466 F. Supp. at 1122. These cases support the proposition that greater weight should to be given one factor in the balance of a transfer analysis under certain circumstances; they can be read in tandem with the *Howe* proposition that a special venue provision does not undercut the court's power to transfer a case.[2]

In their brief, the plaintiffs admit that some courts give less deference to a plaintiff's choice of forum in a class action suit, and that a tension exists when a securities case is a class action: a special venue statute versus the connection of a mere representative of a far-flung class to the chosen forum. (Plaintiffs' Opposition #11 at 9-10) At bottom,

> the trial court's decision "must turn on the particular facts of each case and...must consider all relevant factors to determine whether or not on balance the litigation would more conveniently proceed and the interests of justice be better served by transfer to a different forum."

Stanley Works v. Kain, 833 F. Supp. 134, 136 (D. Conn., 1993) quoting C. Wright, A. Miller and E. Cooper, 15 *Federal Practice and Procedure* 370 (1986).

In 1947, the Supreme Court had occasion to delineate factors

---

[2] Accepting arguendo that when an action is brought under a special venue provision the defendant must demonstrate "that the balance weighs heavily in favor of transfer", the court in *Job Haines Home* noted that nevertheless the special venue provision in the 1934 Securities Act "clearly does not 'prohibit the transferring of a...class action to another jurisdiction which is clearly a more convenient jurisdiction for litigating the dispute.'" *Job Haines Home*, 936 F. Supp. at 229 (citation omitted).

JUL-15-2005 17:52 POLLACK&KAMINSKY P.34

which a trial court should consider when addressing a motion to transfer. The Court listed the following as private factors:

> the relative ease of access to sources of proof; availability of compulsory process for attendance of unwilling, and the cost of obtaining attendance of willing, witnesses; possibility of view of premises, if view would be appropriate to the action; and all other practical problems that make trial of a case easy, expeditious and inexpensive. There may also be questions as to the enforceability of a judgment if one is obtained. The court will weigh relative advantages and obstacles to fair trial. It is often said that the plaintiff may not, by choice of an inconvenient forum, 'vex', 'harass', or 'oppress' the defendant by inflicting upon him expense or trouble not necessary to his own right to pursue his remedy. But unless the balance is strongly in favor of the defendant, the plaintiff's choice of forum should rarely be disturbed.

Gulf Oil Corporation v. Gilbert, 330 U.S. 501, 508 (1947) (footnote omitted).

According to the Supreme Court, the proper evaluation of a transfer motion should also include due attention to public factors:

> Administrative difficulties follow for courts when litigation is piled up in congested centers instead of being handled at its origin. Jury duty is a burden that ought not to be imposed upon the people of a community which has no relation to the litigation. In cases which touch the affairs of many persons, there is reason for holding the trial in their view and reach rather than in remote parts of the country where they can learn of it by report only. There is a local interest in having localized controversies decided at home. There is an appropriateness, too, in having the trial of a diversity case in a forum that is at home with the state law that must govern the case, rather than having a court in some other forum untangle problems in

conflict of laws, and in law foreign to itself.

Gulf Oil, 330 U.S. at 308-9.

In analyzing the defendants' motion, the Court shall apply these factors to the particular circumstances of this case.

III. Discussion

The first step in this analysis shall be consideration of the weight to be given to the plaintiffs' choice of forum. The defendants assert that this case has a substantial connection to the District of New Jersey while having few significant ties to Massachusetts. The defendants have filed the affidavit of Arthur Zeikel, who, as earlier detailed, holds a variety of offices in the corporate defendants. Mr. Zeikel avers that:

> All of the activities about which plaintiffs complain took place at MLAM's and FAM's headquarters in Plainsboro, New Jersey, or in New York City, which is less than 50 miles from Plainsboro and less than 15 miles from the federal courthouse in Newark, New Jersey. Nothing of relevance to plaintiffs' claims took place in Massachusetts. Virtually all of the witnesses with knowledge of the facts concerning plaintiffs' claims live and work within 50 miles of MLAM's and FAM's Plainsboro, New Jersey headquarters.

Affidavit of Arthur Zeikel #7 ¶¶ 1, 3.

All of the Defendant Funds maintain their principal places of business in Plainsboro, New Jersey; so, too, do all of the corporate and individually names defendants. According to Mr. Zeikel, the "ten corporate defendants are headquartered in New Jersey and two in New York City, and the individuals live and work in the Plainsboro area." (*Id.* ¶ 7) Further, although the Defendant

JUL-15-2005 17:52 POLLACK&KAMINSKY 2125756560 P.36

Funds "are registered to do business in Massachusetts, they do not have any officers or maintain any offices in the Commonwealth." (Affidavit #7 at ¶ 9)

The defendants contend that all the activity relevant to the allegations of the complaint occurred within the Plainsboro area. For example, Mr. Zeikel states that

> The advisory agreements pursuant to which FAM received its compensation were drafted, negotiated, and approved in the Plainsboro area. The amounts of the fees to be paid to FAM under those agreements are calculated and paid in the Plainsboro area. Also decisions by the Funds' investment adviser affecting the Funds' net assets (and, in turn, advisory fees) are made in Plainsboro, New Jersey.

Affidavit of Arthur Zeikel #7 ¶ 4.

In addition the prospectuses were drafted in Plainsboro, New Jersey, with advice from attorneys in New York City, and all the decisions with respect to the Defendant Funds were made by portfolio managers in Plainsboro, New Jersey. (*Id.* at ¶ 5)

It is the defendants' position that the seven key witnesses who would respond to, or rebut, the plaintiffs' allegations, as well as those who prepared the documents at issue, are headquartered in Plainsboro. (*Id.* at ¶¶ 24-5) Further, Mr. Zeikel avers that to the best of his knowledge, "all of the documents that pertain to the allegations in plaintiffs' Complaint are located in the Plainsboro area; to my knowledge, no relevant documents are located in Massachusetts." (*Id.* at ¶ 28) Moreover, outside counsel who aided in drafting the relevant documents are located in New York City. (*Id.* at ¶ 26) Mr. Zeikel states that the individuals who would testify have significant responsibilities for day-to-day operations and that their absence to attend a trial in Massachusetts would cause a substantial disruption in the businesses of the defendants, which would have an adverse effect on the Defendant Funds as well as other funds and clients. (Affidavit #7 ¶ 27)

The plaintiffs counter by noting that five of the seven "disinterested" directors are residents of, or are from, Massachusetts. (Affidavit of Jack Green #12 at ¶¶ 5-10) According to the plaintiffs, these people would be the most important witnesses. In any event, the plaintiffs argue that this case should terminate in their favor as a matter of law so presumably the location of the witnesses is immaterial.

Beginning with the last argument first, as the case now stands, the Court is simply in no position to decide that the plaintiffs are entitled to the entry of judgment as a matter of law.[3] The fact that the plaintiffs may all have purchased their shares in Massachusetts is far from dispositive, (*Id.* at ¶ 3), especially since they are alleging that they represent a class that could potentially number more than 100,000. (*Id.* at ¶ 19) Considering the parties' presentations as a whole, it is beyond dispute that this litigation holds a far closer relationship to New Jersey than it does to Massachusetts. Therefore, the weight to be

[3] The defendants strongly disagree that plaintiffs are entitled to judgment as a matter of law and asseverate that numerous disputed issues of material fact will have to be resolved before it can be determined which parties will prevail.

JUL-15-2005 17:53 POLLACK&KAMINSKY 2125750300 P.30

given the plaintiffs' choice of venue under the relevant statute, while generally accorded deference, is greatly diminished.

The specific factors under § 1404 (a) must also be weighed. Given the evidence at hand, it is clear that the defendants carry the day with respect to the convenience of the parties, certainly when weighed against the scarce contact this litigation has to this forum. There is no need to reiterate the evidence; the plaintiffs have submitted no evidence that would indicate that they would be other than class representatives. The affidavit representing that the significant witnesses' absence from their workplaces would cause a major disruption to even the businesses at issue, in addition to others, balances against the plaintiffs. So, too, is the case with respect to nonparty witnesses, including counsel who aided in drafting the documents at issue; from all that appears, these people are all linked to New Jersey and are amenable to service there. Further, all of the decisions which form the foundation of the plaintiffs' claims were made in New Jersey. Again, apparently all the documents are located there. As against the residence of the five disinterested directors in Massachusetts and the plaintiffs' choice of forum, the balance tilts decidedly in favor of a transfer to New Jersey.

Although the plaintiffs argue that as a matter of policy this case should remain in the district because another similar case is pending here, it is noted that by Order dated today, the related civil action is being transferred to the Northern District of

JUL-15-2005 17:53 POLLACK&KAMINSKY 2125759560 P.39

Illinois. *See Jack Green, et al. v. Nuveen Advisory Corp., et al.*, Civil Action No. 96-11277-NG.

Bearing in mind that the plaintiffs' choice of forum may well be accorded substantial deference, the facts of this case, when considered under the relevant factors, point almost uniformly in one direction. Based upon a careful consideration and balancing of all the relevant factors, it is beyond doubt that the convenience of the parties and witnesses, as well as the interests of justice, mandate that this case be transferred to the District of New Jersey.

IV. Conclusion And Order

For all the reasons stated, it is ORDERED that the Defendants' Motion To Transfer Venue (#6) be, and the same hereby is, ALLOWED. The Clerk is hereby ORDERED to transfer this case to the District Of New Jersey.

V. Stay of Order

To afford the plaintiffs the opportunity to seek review of the within Order prior to the effectuation of the transfer, it is ORDERED that the within Order be, and the same hereby is, STAYED until Monday, June 23, 1997. If, within the time provided by Rule 72(a), Fed. R. Civ. P., the plaintiffs file an objection to the within Order, it is ORDERED that the stay continue in effect until the District Judge to whom this case is assigned rules on the objection. If no objection is filed within the time provided by

JUL-15-2005 17:53 POLLACK&KAMINSKY

Rule 72(a), Fed. R. Civ. P., it is ORDERED that the Clerk effectuate the transfer on June 24, 1997.

ROBERT B. COLLINGS
United States Magistrate Judge

June 10, 1997.

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

JACK GREEN ET AL., Plaintiffs, v. FUND ASSET MANAGEMENT, L.P., ET AL., Defendants.	Civ. Action No. 96-11276-NG

GERTNER, D.J.:

ORDER
July 15, 1997

For the reasons set forth in the Memorandum and Order filed by Magistrate Robert B. Collings (docket entry # 24), the defendant's motion to transfer venue (docket entry # 6) is ALLOWED. The Clerk is hereby ORDERED to transfer this case to the District of New Jersey. The plaintiffs' objections to the Magistrate's order and motion for reconsideration (docket entry # 26) are DENIED.

SO ORDERED.

Dated: July 15, 1997

NANCY GERTNER, U.S.D.J.

ENTERED
LODGED
RECEIVED
OCT 16 1985
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF CALIFORNIA
BY DEPUTY

FILED
ENTERED
LODGED
OCT 10 1985

1 ROGERS & WELLS
JAMES N. BENEDICT
2 MARK HOLLAND
200 Park Avenue
3 New York, New York
Telephone: (212) 878-
4 Attorneys for Defendants
5 FUND ASSET MANAGEMENT, INC.; MERRILL
LYNCH ASSET MANAGEMENT, INC.; MERRILL
6 LYNCH, PIERCE, FENNER & SMITH
INCORPORATED; MERRILL LYNCH & CO., INC.
7
BROWN, WOOD, IVEY, MITCHELL & PETTY
8 JAMES K. MANNING
PAUL WINDELS III
9 One World Trade Center
New York, New York 10048
10 Telephone: (212) 839-5300
11 Attorneys for Defendant
CMA MONEY FUND
12
13 UNITED STATES DISTRICT COURT
14 SOUTHERN DISTRICT OF CALIFORNIA
15
16 JEFFREY KRINSK, Derivatively,) Case No. 85-1268-GT (CM)
)
17 Plaintiff,) ORDER GRANTING MOTION TO
vs.) TRANSFER VENUE
18)
FUND ASSET MANAGEMENT, INC.,)
19 MERRILL LYNCH ASSET MANAGEMENT,)
INC., MERRILL LYNCH, PIERCE,)
20 FENNER & SMITH INCORPORATED,)
MERRILL LYNCH & CO., INC., and)
21 CMA MONEY FUND,)
)
22 Defendants.)
)
23
24
25 The above-entitled matter came on regularly for
26 hearing on September 9, 1985, before the Honorable Gordon
27 Thompson, Jr., judge presiding, on defendants' Motions (i) to
28 Dismiss for Lack of Personal Jurisdiction, (ii) to Dismiss for

Lack of an Indispensable Party, or (iii) in the Alternative, to Transfer Venue. Defendants Fund Asset Management, Inc. ("FAMI"), Merrill Lynch Asset Management, Inc. ("MLAM"), Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. ("ML&Co") (collectively referred to as "Merrill Lynch"), were represented by James N. Benedict, Esq.; defendant CMA Money Fund ("Fund") was represented by James K. Manning, Esq.; and plaintiff was represented by Richard M. Meyer, Esq.

The Court, having read and considered all papers submitted in support of or in opposition to said motion, and being fully advised following argument, concludes that the convenience of the parties, the convenience of the witnesses, and the interests of justice require that the above-entitled matter be transferred to the United States District Court for the Southern District of New York pursuant to 28 U.S.C. § 1404(a) for, inter alia, the following reasons:

1. Plaintiff brings this action derivatively on behalf of the defendant Fund challenging contractual fee arrangements between the defendant Fund and the Merrill Lynch defendants;

2. All of the defendants' principal offices are located in the New York metropolitan area, and defendants Fund, FAMI and MLAM do not maintain any offices in California;

3. The agreements at issue in this case were negotiated and executed in New York, and the challenged investment advisory and distribution fees are paid in New York; no negotiations or payments took place in California;

4. Defendants have established that most, if not all, of the Merrill Lynch officers or employees who may or will testify in this action are based at Merrill Lynch's offices in the New York metropolitan area;

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5. All of the Fund's Trustees, some or all of whom are likely to testify in this action, live in, work in or regularly travel on business to New York City; none of the Fund's Trustees works in or resides in California;

6. Meetings of the Fund's Board of Trustees are held in New York, the principal decisions affecting the Fund are made in New York, and all of the Fund's records are located in the New York metropolitan area;

7. Most of defendants' records and documents relating to Merrill Lynch's services and transactions concerning the Fund are located at Merrill Lynch's offices in or near New York;

8. Many of the processing and other services provided by defendants to the Fund are performed in the New York metropolitan area;

9. The Custodian and Transfer Agent for the Fund, as well as the records relating to their activities, are located in the Northeast;

10. Plaintiff maintains his CMA Account in Wayne, New Jersey, less than 25 miles from New York City;

11. Plaintiff is but one of over 800,000 shareholders of the Fund, his interest in this action is negligible (less than $1.25 per year), and he has no personal knowledge of any of the facts that form the basis for his claim;

12. The Fund's proxy (which is challenged in Count II of the Complaint) was prepared in New York;

13. Three prior actions challenging the advisory and distribution fees paid by the Fund were litigated in New York, and the records related to those cases are located there;

14. This action could have been brought in the Southern District of New York;

15. Plaintiff would not be substantially inconvenienced by a transfer of this action to the Southern District of New York, whereas the failure to transfer this action would result in substantial inconvenience, disruption of business and increased costs to defendants;

16. There has been no activity in this action to date, other than defendants' motion; and

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1 17. Transfer of this action to the Southern District of New York would not result in any delay in the trial of
2 this action.
3
4 Accordingly, defendants' Motion to Dismiss for Lack of
5 Personal Jurisdiction is hereby denied; defendants' Motion to
6 Dismiss for Lack of an Indispensable Party is hereby denied;
7 and defendants' Motion to Transfer Venue is hereby granted.
8 The above-entitled matter shall be transferred forthwith to the
9 United States District Court for the Southern District of
10 New York.
11
12 IT IS SO ORDERED.
13
14 DATED: October 9, 1985

GORDON THOMPSON, JR.
15 Chief United States District Judge
16 APPROVED AS TO FORM:
17 MILBERG WEISS BERSHAD SPECTHRIE & LERACH
Richard M. Meyer
18 Keith F. Park
19
20 By: ______________________________
Keith F. Park
21 Attorneys for Plaintiff
22
23
24
25
26
27
28

0191s

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,

Plaintiff,

-against-

INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. CV304-031

Affidavit of Kevin M. Carome
in Support of
Motion to Transfer: § 1404(a)

State of Texas)
) ss.:
County of Harris)

Kevin M. Carome, being duly sworn, deposes and says:

1. I am Vice President of A I M Distributors, Inc. ("AIM"), the distributor of the mutual funds (the "Funds") involved in this action. I have personal knowledge of the facts set forth in this affidavit or have had others who report to me collect the information for me. I have reviewed that information and believe it to be true and correct.

2. I submit this affidavit in support of defendants' motion under 28 U.S.C. § 1404(a) to transfer this action from the Southern District of Georgia to the Southern District of Texas (Houston Division). Set forth hereinbelow are the facts which support transfer of this action:

EXHIBIT

JUL-15-2005 17:54 POLLACK&KAMINSKY 2125756568 P.48

3. The operations of INVESCO Funds Group, Inc., the former investment advisor to the Funds, were, during 2003 and 2004, largely integrated into A I M Advisors, Inc. A I M Distributors, A I M Advisors and the Funds have no offices in the Southern District of Georgia. Their principal offices are in the Southern District of Texas. The great majority of employees of the current advisor and the distributor reside and work in the Southern District of Texas.

4. None of the challenged conduct took place in the Southern District of Georgia. Specifically, none of the negotiations for the distribution agreements at issue in this case occurred in the Southern District of Georgia. None of the challenged distribution fees were paid in the Southern District of Georgia.

5. None of the officers or employees who are presently expected to testify in this action is based in the Southern District of Georgia. Most of those officers and employees reside and/or work in the Southern District of Texas. A trial in the Southern District of Texas will be far more convenient for them. The opposite would be true for a trial in the Southern District of Georgia. Attached hereto as Exhibit A are the names and addresses of the witnesses presently expected to testify at trial and the subject matter of their testimony.

6. Similarly, none of the disinterested trustees of the Funds who are presently expected to testify in this action resides or works in the Southern District of Georgia. See Exhibit A.

7. No decisions about the fees paid by the Funds were made in the Southern District of Georgia, and no pertinent records of defendants or the Funds relating to the challenged fees and services are maintained in the Southern District of Georgia. Rather, the vast bulk of those records are now lodged in the Southern District of Texas.

Kevin M. Carome

Subscribed and sworn to before me
this 15th day of July, 2004.


VILMA VALDEZ
MY COMMISSION EXPIRES
June 23, 2007

Vilma Valdez
Notary Public

EXHIBIT A

Witness List

Name	Location	Position	Subject
Gene Needles	Houston, Texas	Director – Retail Marketing, AIM Distributors	Nature and Quality of Distribution Services
Dawn M. Hawley	Houston, Texas	Chief Financial Officer, AIM Advisors, AIM Distributors	Profitability
David E. Hessel	Houston, Texas	Finance Director, AIM Advisors, AIM Distributors	Profitability
Sheri Steward Morris	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Distribution Fees
Dana R. Sutton	Houston, Texas	Former Director – Fund Administration, AIM Advisors, AIM Distributors	Distribution Fees
Sidney M. Dilgren	Houston, Texas	Director – Fund Administration, AIM Advisors, AIM Distributors	Distribution Fees
Robert Baker	Castle Rock, Colorado	Disinterested Trustee of AIM and INVESCO Funds (formerly, solely a Disinterested Trustee of INVESCO Funds)	Board of Trustees' consideration of distribution agreements and Rule 12b-1 Plans
James Bunch	Denver, Colorado	Disinterested Trustee of AIM and INVESCO Funds (formerly, solely a Disinterested Trustee of INVESCO Funds)	Board of Trustees' consideration of distribution agreements and Rule 12b-1 Plans
Robert H. Graham	Houston, Texas	Chairman of the Board of Trustees, Chairman of AIM and Trustee of AIM Funds	Board of Trustees' consideration of distribution agreements and Rule 12b-1 Plans
Mark H. Williamson	Houston, Texas – (3 days/week) Atlanta, Georgia – (2 days/week)	Chief Executive Officer of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Gary K. Wendler	Houston, Texas	Market Research and Analysis Manager	Fund Performance Analysis

CERTIFICATE OF SERVICE

This is to certify that on the 16 day of July, 2004, I served a copy of the within and foregoing NOTICE OF FILING OF AFFIDAVIT upon the following by depositing a copy of same in the United States mail with adequate postage affixed thereon to ensure proper delivery addressed as set forth below:

John C. Bell, Jr.
Bell & James
945 Broad Street, 3rd Floor
P. O. Box 1547
Augusta, GA 30903-1547
Phone: 722-2014
FAX: 722-7552

Andrew P. Campbell
Campbell, Waller & Poer, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209
Phone: 205-803-0051
FAX: 205-803-0053

K. Stephen Jackson
K. Stephen Jackson, PC
Black Diamond Bldg.
2229 First Avenue, North
Birmingham, Alabama 35203

THOMAS W. TUCKER
Georgia Bar No. 717975

CERTIFICATE OF SERVICE

This is to certify that on the 8 day of July 2005, I served a copy of the within and foregoing DEFENDANTS' MOTION TO TRANSFER upon the following by depositing a copy of same in the United States mail with adequate postage affixed thereon to ensure proper delivery addressed as set forth below:

John C. Bell, Jr.
Bell & James
945 Broad Street, 3rd Floor
P. O. Box 1547
Augusta, GA 30903-1547

Andrew P. Campbell
Campbell, Waller & Poer, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

K. Stephen Jackson
K. Stephen Jackson, PC
Black Diamond Bldg.
2229 First Avenue, North
Birmingham, Alabama 35203

THOMAS W. TUCKER
Georgia Bar No. 717975